UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

City of Buenos Aires, May 2nd, 2023

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Messrs.
Mercado Abierto Electrónico (MAE)

Ref.: LOMA NEGRA C.I.A.S.A. – Withdrawal of Optional Reserve for
Future Dividends and Dividend Distribution in Kind

Dear Sirs,

Please be informed that the Board of Directors of Loma Negra C.I.A.S.A. (the "Company"), in exercise of the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting of the Company held on April 25, 2023, as of the date hereof decided to:

(i)	partially withdraw the "Optional Reserve for Future Dividends" in the amount of AR$22,200,000,000; and
(ii)
distribute dividends in kind in Argentine Republic Treasury Bills in Pesos at a discount with maturity on 06/30/2023 (the “Argentine Republic T-Bills”) (Specie Code: S30J3 - ISIN ARARGE520D98), for a total amount of 25,590,778,098 Argentine Republic T-Bills and at a ratio of 43.858641084 per outstanding share of AR$ 0.10 par value of the Company, which represents 38,047.371139942% of the outstanding capital stock.

The holders of American Depositary Receipts (ADRs) will receive their corresponding payment pursuant to the terms of the deposit agreement through JPMorgan Chase Bank, N.A., the ADR depositary bank.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 2, 2023	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer